January 13, 2011

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Saker Aviation Services, Inc. Form 10-K for the year ended December 31, 2009 Filed April 15, 2010 File No. 000-52593

Dear Ms. Erlanger,

This letter is in response to your comments on our filing as referenced above.

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 13

1.
We note your disclosure that in April 2009 you entered into an amendment with two note holders under which the holders agreed to reduce the collective remaining principal of the Notes to $180,000 from $200,000 and amend the maturity date and interest rate of the notes.  Please tell us how you accounted for this debt modification in accordance with ASC 470-50-40.

RESPONSE:  The modification resulted in a difference of less than 10 percent of present value when comparing the revised agreement with the original and was thus in accordance with ASC 470-50-40.  We accounted for the revised agreement by recording the appropriate portion of the $20,000 reduction in Notes Payable – Current Portion in the Current Liability section of the balance sheet with the remainder recorded in Notes Payable in the Long-Term Liability section of the balance sheet.

101 Hangar Road • Wilkes-Barre/Scranton International Airport • Avoca, PA 18641
Tel: 570.457.3400 • Fax 570.414.0517

Saker Aviation Services, Inc.
SEC Response

Audited Financial Statements

Balance Sheet, page 20

2.
We note from your balance sheet that you have recorded an amount attributable to a non-controlling interest in the equity section as of December 31, 2009 and 2008.  Please explain to us and disclose in the notes to the financial statements, the nature of this ownership interest and tell us how you have calculated or determined the amount of non-controlling interest to be recorded.  Also, please tell us why you have not recorded any net income/loss attributable to the non-controlling interest on the statement of operations.  Please see guidance in ASC 810-10-45.  Also, please provide for us and include in future filings, the disclosures required by ASC 810-10-50.

RESPONSE:  We made modification in subsequent filings and will continue same in future filings, the disclosure regarding this topic.

As required by ASC 810-10-50, disclosures in subsequent filings include the passage that the Company executed a management agreement with a company who has a non-controlling interest in a subsidiary of the Company.  The owners of the non-controlling interest include the children of a member of the Company’s Board of Directors.  The agreement requires a management fee of 10% of gross receipts of the subsidiary and a “success fee” of 50% of pre-tax profits; as such term is defined in the management agreement.  As part of the fee arrangement, certain capital expenditures for the subsidiary are to be funded by the non-controlling interest.

The amount of non-controlling interest is directly and specifically related to the amount of capital contribution made by the non-controlling entity.

We have not recorded any net income/loss attributable to the non-controlling interest because the calculated amount of such attribution has not been material in any reporting period.

Statement of Operations, page 21

3.	We note that you have $176,596 of other income reported on the statement of operations that is titled “other.” Please explain to us the nature of this amount.

RESPONSE:  Other income was primarily related to a gain on the sale of New World Jet Corporation ($183,401) offset by state corporation taxes ($22,043).

Saker Aviation Services, Inc.
SEC Response

Statements of Stockholders’ Equity, page 22

4.
We note that in 2008 you recorded $749,848 in non-controlling interest for the “issuance of non-controlling interest.”  Please explain to us the nature of this transaction as well as the nature of the transaction that resulted in a $212,961 increase in non-controlling interest in fiscal 2009.  Also, in light of the fact that both these transactions are included in net cash provided by financing activities on the statements of cash flows, please tell us how these transactions both resulted in increases in cash.

RESPONSE:  As stated above, the amount of non-controlling interest is directly and specifically related to the amount of capital contribution made by the non-controlling entity.  The full $749,848 recorded in 2008 was received in cash and is therefore properly reflected in net cash provided by financing activities.  The additional $212,961 recorded in 2009, however, was received in the form of accrued fees and therefore should have been recorded in the supplementary disclosure of cash flow instead of net cash provided by financing activities.

Going forward, transactions associated with non-controlling interest that involve cash will be recorded in net cash provided by financing activities and those that involve accrued fees will be reflected in the supplementary disclosure of cash flow Information instead of cash flow provided by financing activities.

5.
We note that in 2008 you issued 600,000 shares of restricted stock under a consulting agreement.  Please tell us, and disclose in future filings, the nature of this transaction and explain to us how you accounted for this issuance of stock.  As part of your response, please tell us how you calculated or determined the value of the stock issued.  If stock was valued at “fair value” please tell us how fair value was determined.

RESPONSE:  The 600,000 shares of restricted was issued in connection with an acquisition under a consulting agreement with a related executive.  The restricted stock was valued at the closing price on the date of award.  A subsequent litigation settlement agreement unwound the consulting agreement, including the issuance of restrictive stock.  This settlement agreement was disclosed in our December 31, 2009 10-K, which was filed on March 31, 2010.

Saker Aviation Services, Inc.
SEC Response

Notes to the Financial Statements

Note 1.  Nature of Operations

6.
We note your disclosure that on July 9, 2008 you formed FFH as a subsidiary to operate the Downtown Manhattan Heliport via a concession agreement awarded to the Company by the City of New York.  Please explain to us the nature and terms of the concession agreement and tell us how you accounted for this initial award within your financial statements and provide us with the authoritative guidance you relied upon in determining the appropriate treatment.  Also, in regards to your disclosure in Note 3 that you must pay a certain percentage of revenue earned on the Heliport each year, please tell us whether you are accounting for this revenue on a gross or net basis in your financial statements in accordance with the guidance in ASC 605-45-45.

RESPONSE:  As disclosed in subsequent filings in the Note on Management’s Liquidity Plans, we are party to a concession agreement with the City of New York for the operation of the Downtown Manhattan Heliport (the “Heliport”).  Under this agreement, we must pay the greater of 18% of the first $5 million in program year gross receipts and 25% of gross receipts in excess of $5 million or minimum annual guaranteed payments that began at $1.2 million in Year 1, which commenced November 1, 2008, and increase to approximately $1.7 million in Year 10, which expires on October 31, 2018.  We also agreed, pursuant to this agreement, to make certain capital improvements and safety code compliance upgrades to the Heliport in the amount of $1,000,000 within two years following the receipt of building permits for the capital improvements and another $1,000,000 by the end of the fifth year of the Agreement.

The concession agreement was not an “award” but an execution of a definitive agreement.  Accordingly, there was not a monetary or non-monetary transaction to record at the date of execution.

We are accounting for this revenue on a gross basis in accordance with ASC 605-45-45 because we meet the following indicators of gross basis: 45-5, 45-8, 45-10, 45-11, 45-13 and none of the indicators for the net basis.

Note 2.  Discontinued Operations – Related Party Transaction and Note Receivable, page 24

7.
We note that in connection with the sale of Airborne you made a non-interest bearing loan to Airborne of $750,000, and in addition, the Airborne Loan Agreement provides that the Company will share a percentage of any remaining available sales proceeds.  We also note your disclosure that you entered into a Loan Agreement with Airborne and Five Star Bank as co-borrowers on the loan, which was subsequently assigned to Birch Hill Capital.  In light of these transactions, it appears that the cash flows of Airborne may not have been eliminated from the Company.  Please explain to us how you evaluated the disposal of Airborne as a discontinued operation and why you believe it is appropriate to classify the disposal as such.  Refer to guidance in ASC 205-20-45.

RESPONSE:  The disposal of Airborne was treated as a discontinued operation and cash flows of Airborne were eliminated because it met the conditions established in ASC 205-20-45-1 – “a. the operations and cash flows of the component have been eliminated from the ongoing operations … as a result of the disposal transaction, and b. we will not have … continuing involvement in the operations of the component after the disposal transaction.”

Saker Aviation Services, Inc.
SEC Response

The Five Star Bank and Birch Hill Capital transactions were/are independent of the Airborne divestiture with the exception of one point.  The assets of Airborne were pledged against the Five Star/Birch Hill line of credit when originally executed.  Airborne remains a joint and several co-borrower on the line of credit.  We, however, retain responsibility for servicing the line of credit and record the full amount of liability on our books.

8.
We note your calculation of the gain on the sale of the subsidiary which resulted in a gain of $469,262 recognized in the year ended December 31, 2009.  Please tell us how you determined the fair value of the consideration received in the transaction.  As part of your response, please tell us how you valued the 3,418,534 shares of common stock returned by the Dows, as well as all of their options and warrants.

RESPONSE:  Below is a summary of the elements contributing to the gain on the sale of subsidiary:

Summary of gain on sale of subsidiary:
Net liabilities assumed	$321,277
Value of common shares surrendered	239,297
Less present value discount of Airborne Loan Agreement	(91,312)
Gain on sale of subsidiary	$469,262

The 3,418,534 shares returned by the Dows were valued at $0.07 per share, the closing price of our stock on February 27, 2009, the day prior to the closing of the divestiture transaction.

9.
We note that you have recorded the Airborne Loan Agreement at its present value at December 31, 2009 based on a discount rate of 7%.  Please explain to us, and disclose in future filings, how you are accounting for the accretion of this discount.

RESPONSE:  We will disclose and record in future filings the accretion of discount related to the Airborne Loan Agreement as described in ASC 835-30-35-2 – the difference between the present value and the face amount shall be treated as a discount and amortized as interest income over the life of the note.

Note 5.  Sale of Subsidiary, page 27

10.
We note your disclosure that NWJC was sold in June for $279,000 and net proceeds of the transaction were recorded in other income for the year ended December 31, 2009.  Please tell us the amount recorded as other income due to the sale of NWJC and explain to us how the amount was calculated or determined.  Also, in light of the fact that in Note 2 you disclose that NWJC is included in discontinued operations due to the sale in 2009, we would expect that any gain on the sale of the entity is also included in discontinued operations.  Please advise or revise accordingly.

Saker Aviation Services, Inc.
SEC Response

RESPONSE:  As noted above, we recorded $183,401 as other income in connection with the sale of NWJC.  Out of the $279,000 in gross sale price were deductions totaling $95,599 for expenses incurred in managing the transition of the aviation rights of NWJC to the buyer (the buyer utilized its own resources for this purpose, which were then credited against the sales price at closing).

NWJC was in the business of aircraft charter and management; the same business as Airborne.  The Federal Aviation Administration certified both NWJC and Airborne as FAR (Federal Aviation Regulation) Part 135 Operations, which describes and defines aircraft charter activity.

Shortly after the acquisition of NWJC, all day-to-day management of the NWJC Part 135 business was transitioned to Airborne.  This included recording revenue and expenses in Airborne for what had been legacy NWJC activities.  This transition rendered the need for NWJC’s Part 135 certificate duplicative and, consequently, an effort to market same was undertaken.

At the divestiture of Airborne, the sale of NWJC was underway with a closing date anticipated shortly.  The sale was closed with the ownership of NWJC under our ownership and, therefore, was not included in discontinued operations.  The reference in Note 2 was to “… substantially all of the assets of New World Jet Corporation (“NWJC”), which were previously part of the Company’s charter operation.”  This was our description of the business activities of NWJC which, as previously described here, had been transitioned to Airborne.

Note 6.  Summary of Significant Accounting Policies

Property and Equipment, page 28

11.
We note your disclosure that property and equipment are stated at cost.  Please revise to include the description of the method(s) used to compute depreciation for major classes of depreciable assets.  See paragraph 5 APB 12.

RESPONSE:  Future filings will be revised accordingly.  Please note that this information had been included in previous filings as well as initial drafts of the 2009 10-K but was inadvertently deleted in the version that was filed.

Saker Aviation Services, Inc.
SEC Response

Note 7.  Acquisition of New World Jet Corporation, page 31

12.
We note your disclosure that in connection with the acquisition of NWJC you issued Gold Jets LLC a warrant to purchase up to 2 million shares of common stock at an exercise price of $.50 per share.  Please tell us how you valued the warrant at the time of issuance and how you accounted for it.  Also, please tell us how you determined the amount of $191,167 charge at the time of the Airborne divestiture and explain to us why the charge was made in 2008 when the divestiture was not until 2009.

RESPONSE:  The warrants were valued using the Black-Scholes model and were accounted for as operating expenses in discontinued operations.  The divestiture of Airborne, and resulting departure from the aircraft charter and management business, triggered an accelerated vesting of the warrants.  As these warrants were conditioned on performance parameters associated with the aircraft charter management business, we deemed them impaired, and as the divestiture of Airborne was initiated in 2008, the full Black-Scholes valuation of $191,617 was expensed in 2008.

Note 13.  Stockholders’ Equity – Warrants, page 34

13.
We note your disclosure that on December 29, 2009 you issued a warrant to purchase up to 2,900,000 shares of common stock at an exercise price of $.05 per share in connection with a financing event.  Please explain to us the nature and terms of this financing event and tell us how you valued and accounted for the warrants issued.

RESPONSE:  The warrant for 2,900,000 shares was issued to Birch Hill Capital in connection with the refinancing of the Five Star Bank line of credit.  The warrant was issued as an inducement to consummate the refinancing, in which Birch Hill assumed the position of Five Star Bank on existing terms and conditions.  We considered the warrants to have no value, other than as an inducement, and therefore did not record any associated cost.

Item 9A(T).  Controls and Procedures, page 40

14.
We note that in the first paragraph of the section titled “Evaluation of Disclosure Controls and Procedures,” you disclose that management concluded that your disclosure controls were effective.  However, in the second paragraph of this section you disclose that management concluded there is a significant deficiency with respect to the Company’s internal control over financial reporting.  In light of this disclosure of a significant deficiency, please explain to us why you disclose in the next section titled “Management’s Report on Internal Control Over Financial Reporting,” that based on your evaluation under the framework in Internal Control-Integrated Framework, your internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2009.  In light of the significant deficiency disclosed it appears that your internal control over financial reporting was not effective as of December 31, 2009.  Furthermore, please explain to us how you are able to conclude your disclosure controls and procedures are effective when your internal controls over financial reporting are not effective.  Please advise or revise accordingly.  We note that you have similar inconsistent disclosures in the Forms 10-Q for the 2010 quarters ended March 31, June 30, and September 30, 2010.  Please similarly address.

Saker Aviation Services, Inc.
SEC Response

RESPONSE:  We acknowledge that the articulation could have been more clear.  We believe our internal control over financial reporting to be effective.  In matters of complex transactions, however, we were disclosing that we believed our internal organization had significant deficiencies.  As further stated in that section, however, we had/have a methodology of engaging outside resources in circumstances where complex transactions apply.  On balance, we believed these instances reflected controls and procedures that were, overall, effective.

With that being said, our circumstances have now changed.  We recently hired a controller whose background enables the organization to provide internal support for complex transactions, in addition to routine control over financial reporting.  Consequently, given our new controller and my continued involvement in the process in a supervisory capacity, we plan to eliminate in future filings the aforementioned reference to significant deficiencies and, barring an unforeseen element, to declare our controls and procedures as effective without qualification.

Form 10-Q for the Quarter Ended September 30, 2010

Statement of Operations

15.
We note from your discussion in MD&A that other expense for the nine months ended September 30, 2010 is mostly municipal taxes and fees.  Please tell us the nature of these taxes and fees and explain to us why you believe it is appropriate to classify these amounts as non-operating expenses.  Also, we note your disclosure in MD&A that amounts in the three and nine months ended September 30 2009 relate to losses and gains on the sale of assets.  Please tell us why you believe that the gain or loss on the sale of assets is properly classified as non-operating income/expense.  See guidance in ASC 360-10-45-5.

RESPONSE:  The municipal tax for the nine months ended September 30, 2010 referenced in this section is an income tax levied by New York City on our Heliport operation, which we believe is properly treated as a non-operating expense according to ASC 740-10-50-10.  The gain or loss on the sale of assets recorded in the three and nine months ended September 30 2009 were related to transactions extraordinary to the normal course of business and, therefore, were treated as non-operating income/expenses.

Statement of Cash Flows

16.
We note that you recorded $796,887 as a cash flow from financing activities which is described as an “increase in non-controlling interest in subsidiary.”  Please tell us the nature of the transaction that resulted in the cash flow.

REPSONSE:  Please see the answer to your question 4 herein.

Saker Aviation Services, Inc.
SEC Response

Note 2.  Managements Liquidity Plan

17.
We note your disclosure that in May 2010 the Birch Hill Credit Facility was modified such that the maximum line of credit was reduced to $500,000 and the remaining $500,000 was reclassified into a note with a 36-month term and 24-month balloon payment of principal and interest at 7% per year.  We also note that the maturity date of the EuroAmerican Note was extended from February 27, 2011 to March 1, 2012.  Please tell us how you accounted for the modifications to these debt instruments in accordance with ASC 470-50-40.  As part of your response, please indicate the amount of any fees you paid in return for these modifications and how you accounted for these fees.

RESPONSE:  The $500,000 portion of the Birch Hill Credit Facility that was reclassified into a note was also reclassified on the balance sheet in the following ways:  the principal amount due in the next 12 months was reclassified into Notes Payable – Current Portion in the Current Liability section of the balance sheet with the remainder reclassified into Notes Payable in the Long-Term Liability section of the balance sheet.  The EuroAmerican modification resulted in no change to the December 31, 2009 balance sheet – it was a long-term obligation in its prior configuration and remains a long-term obligation after the extension of its maturity date.  There were no fees incurred as a result of either of these changes.

We look forward to any additional questions you may have as a result of our responses to your comments.

Please contact me with any questions upon your review.

Sincerely, /s/ Ronald J. Ricciardi Ronald J. Ricciardi President & CEO